                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of January, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated herein by reference is an unofficial translation of the unaudited consolidated financial statements of Tefron Ltd.
for the nine month period ended September 30, 2009, prepared in accordance with
International Financial Reporting Standards, or IFRS, as issued by the
International Accounting Standards Board, or IASB, which have been filed with the Israel Securities Authority. These financial statements are in addition to the third quarter 2009 results that were contained in a press release, dated
November 30, 2009, and were submitted via Form 6-K.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847), Amendment No.
1 on Form F-1 to its Registration Statement on Form F-3 (No. 333-161466) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: January 19, 2010

                                       3

                        TEFRON LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2009

                                    UNAUDITED

                            U.S. dollars in thousands

                        TEFRON LTD. AND ITS SUBSIDIARIES

                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2009

                           U.S. DOLLARS IN THOUSANDS

                                   UNAUDITED

                                     INDEX

                                                                         PAGE
                                                                         ----

Review report of Independent Registered Public Accounting Firm            F-2

Consolidated Balance Sheets                                             F-3-F-4

Consolidated Statements of Income                                         F-5

Consolidated Statements of Comprehensive Income                           F-6

Consolidated Statements of Changes in Equity                            F-7-F-8

Consolidated Statements of Cash Flows                                   F-9-F-10

Notes to Interim Consolidated Financial Statements                     F-11-F-21

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

           AUDITORS' REVIEW REPORT TO THE SHAREHOLDERS OF TEFRON LTD.

INTRODUCTION

We have reviewed the accompanying financial information of Tefron Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of September 30, 2009 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the nine-month and three-month periods then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, "Interim
Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations
(Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with Review Standard 1 of the Institute of
Certified Public Accountants in Israel, "Review of Interim Financial Information
Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Without qualifying our above conclusion, we draw attention to the matter discussed in Note 1 to the financial statements regarding the Company's business and losses and to the matters discussed in Note 7 to the financial statements regarding material events that occurred as of December 2, 2009, which include, among other things, financing arrangements with banks. The Company's ability to meet its financial obligations is subject to the fulfillment of the prerequisites of the financing arrangement with banks, which, among other things, consist of the completion of the issuance of rights and/or private placement in an amount not below $ 4 million by March 31, 2010, which is also contingent on obtaining the approval of the general meeting and other regulatory approvals, an obligation to negotiate with the property owners as to a rent settlement and compliance with new financial covenants in 2010, as specified in
Note 7 below.

We agree to include this review report in the Company's prospectus scheduled to be issued in January 2010.

Haifa, Israel                                    KOST FORER GABBAY & KASIERER
January 19, 2010                              A Member of Ernst & Young Global

                                     F - 2

                                                                     TEFRON LTD.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                 SEPTEMBER 30
                                              ------------------   DECEMBER 31,
                                               2009        2008       2008
                                              -------    -------    -------
                                                   UNAUDITED        AUDITED
                                              ------------------    -------
                                                  DOLLARS IN THOUSANDS
                                              -----------------------------

ASSETS

 CURRENT ASSETS:

 Cash and cash equivalents                      5,326      3,614      1,566
 Short-term investments                           837          -        847
 Trade receivables, net                        16,258     26,031     23,446
 Other current assets                           2,933      4,740      4,558
 Inventories                                   20,046     30,884     32,125
                                              -------    -------    -------

                                               45,400     65,269     62,542
                                              -------    -------    -------

 NON-CURRENT ASSETS:

 Subordinated note receivable                       -      3,000      2,700
 Marketable securities                              -      1,587          -
 Deferred taxes, net                            1,449          -          -
 Property, plant and equipment, net            58,712     67,805     64,469
 Goodwill and other intangible assets, net      1,554      2,236      2,021
                                              -------    -------    -------

                                               61,715     74,628     69,190
                                              -------    -------    -------

                                              107,115    139,897    131,732
                                              =======    =======    =======

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 3

                                                                     TEFRON LTD.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                  SEPTEMBER 30
                                                             ---------------------    DECEMBER 31,
                                                               2009         2008          2008
                                                             --------     --------     --------
                                                                   UNAUDITED            AUDITED
                                                             ---------------------     --------
                                                                     DOLLARS IN THOUSANDS
                                                             ----------------------------------

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

 Short-term loans (including current portion of long-term
 loans)                                                        16,956        8,351       24,809
 Trade payables                                                18,615       26,365       25,167
 Other current liabilities                                      5,824        9,348        7,636
                                                             --------     --------     --------

                                                               41,395       44,064       57,612
                                                             --------     --------     --------

 NON-CURRENT LIABILITIES:

 Long-term loans from banks                                     8,222       12,372            -
 Employee benefit liabilities, net                              1,543        1,620        2,169
 Deferred taxes, net                                              778            -        1,309
 Other non-current liabilities                                  4,048        8,942        6,897
                                                             --------     --------     --------

                                                               14,591       22,934       10,375
                                                             --------     --------     --------

 EQUITY ATTRIBUTABLE TO HOLDERS OF THE
   PARENT:

 Share capital                                                  7,518        7,518        7,518
 Additional paid-in capital                                   107,492      107,020      107,104
 Accumulated deficit                                          (56,477)     (34,523)     (43,739)
 Treasury shares                                               (7,408)      (7,408)      (7,408)
 Other capital reserves                                             4           45           23
                                                             --------     --------     --------

                                                               51,129       72,652       63,498
 Minority interest                                                  -          247          247
                                                             --------     --------     --------

 TOTAL EQUITY                                                  51,129       72,899       63,745
                                                             --------     --------     --------

                                                              107,115      139,897      131,732
                                                             ========     ========     ========

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 4

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                   NINE MONTHS ENDED       THREE MONTHS ENDED
                                                     SEPTEMBER 30,            SEPTEMBER 30,        YEAR ENDED
                                                ---------------------     ---------------------    DECEMBER 31,
                                                  2009         2008         2009         2008         2008
                                                --------     --------     --------     --------     --------
                                                             UNAUDITED                               AUDITED
                                                -----------------------------------------------     --------
                                                         DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                ------------------------------------------------------------

 Sales                                            93,263      137,865       21,018       38,282      173,829
 Cost of sales                                    94,902      129,199       26,542       40,143      167,557
                                                --------     --------     --------     --------     --------

 Gross profit (loss)                              (1,639)       8,666       (5,524)      (1,861)       6,272

 Selling and marketing expenses                   10,925       12,538        3,138        3,934       16,959
 General and administrative expenses               2,745        4,520          652        1,264        6,406
 Impairment of property, plant and equipment           -            -            -            -        2,135
                                                --------     --------     --------     --------     --------

 Operating loss                                  (15,309)      (8,392)      (9,314)      (7,059)     (19,228)

 Other expenses                                    1,285            -        1,285            -            -
 Financial income                                 (2,425)        (525)        (270)        (195)        (319)
 Financial expenses                                2,839        3,482          744          855        3,347
                                                --------     --------     --------     --------     --------

 Financing expenses, net                             414        2,957          474          660        3,028
                                                --------     --------     --------     --------     --------

 Loss before taxes on income                     (17,008)     (11,349)     (11,073)      (7,719)     (22,256)
 Tax benefit                                      (4,270)      (2,788)      (2,810)      (1,969)      (4,677)
                                                --------     --------     --------     --------     --------

 Loss                                            (12,738)      (8,561)      (8,263)      (5,750)     (17,579)
                                                ========     ========     ========     ========     ========

 LOSS PER SHARE ATTRIBUTABLE TO EQUITY
   HOLDERS OF THE PARENT (IN DOLLARS):
Basic and diluted loss per share                    (6.0)        (4.0)        (3.9)        (2.7)        (8.3)
                                                ========     ========     ========     ========     ========

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 5

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

                                                  NINE MONTHS ENDED      THREE MONTHS ENDED
                                                    SEPTEMBER 30,           SEPTEMBER 30,        YEAR ENDED
                                                -------------------     -------------------     DECEMBER 31,
                                                  2009       2008         2009        2008        2008
                                                -------     -------     -------     -------     -------
                                                                 UNAUDITED                      AUDITED
                                                -------------------------------------------     --------
                                                                 DOLLARS IN THOUSANDS
                                                -------------------------------------------------------

Loss                                            (12,738)     (8,561)     (8,263)     (5,750)    (17,579)
                                                -------     -------     -------     -------     -------

Other comprehensive income (loss):

Realized loss (gain) on cash flow hedging
  transactions, net                                 (23)       (380)          -           7        (445)
Realized loss on short-term investments               -          77           -         116          77
Unrealized gain (loss) on cash flow
  hedging transactions, net                          14         (20)        (60)        542          23
Unrealized gain (loss) on short-term
  investments                                       (10)          -        (351)        129           -
Actuarial loss on defined benefit plans, net          -           -           -           -        (198)
                                                -------     -------     -------     -------     -------

Other comprehensive income (loss), net              (19)       (323)       (411)        794        (543)
                                                -------     -------     -------     -------     -------

Total comprehensive loss                        (12,757)     (8,884)     (8,674)     (4,956)    (18,122)
                                                =======     =======     =======     =======     =======

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 6

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
--------------------------------------------------------------------------------

                                          ADDITIONAL                              OTHER
                                 SHARE     PAID-IN    ACCUMULATED   TREASURY     CAPITAL                   MINORITY      TOTAL
                                CAPITAL    CAPITAL      DEFICIT      SHARES      RESERVES      TOTAL       INTEREST     EQUITY
                               --------    --------    --------     --------     --------     --------     --------     --------
                                                                      DOLLARS IN THOUSANDS
                               -------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1,
2009 (AUDITED)                 $  7,518    $107,104    $(43,739)    $ (7,408)    $     23     $ 63,498     $    247     $ 63,745

Total comprehensive loss              -           -     (12,738)           -          (19)     (12,757)           -      (12,757)

Share-based payment                   -         388           -            -            -          388         (247)         141
                               --------    --------    --------     --------     --------     --------     --------     --------

BALANCE AS OF SEPTEMBER 30,
  2009 (UNAUDITED)             $  7,518    $107,492    $(56,477)    $ (7,408)    $      4     $ 51,129            -     $ 51,129
                               ========    ========    ========     ========     ========     ========     ========     ========

                                         ADDITIONAL                               OTHER
                                SHARE     PAID-IN     ACCUMULATED   TREASURY     CAPITAL                   MINORITY    TOTAL
                                CAPITAL   CAPITAL       DEFICIT      SHARES      RESERVES      TOTAL       INTEREST    EQUITY
                               --------    --------    --------     --------     --------     --------     --------    --------
                                                                      DOLLARS IN THOUSANDS
                               -------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1,
2008 (AUDITED)                 $  7,518    $106,864    $(17,962)    $ (7,408)    $    368     $ 89,380            -    $ 89,380

Total comprehensive loss              -           -      (8,561)           -         (323)      (8,884)           -      (8,884)

Share-based payment                   -         156           -            -            -          156          247         403
Dividends paid                        -           -      (8,000)           -            -       (8,000)           -      (8,000)
                               --------    --------    --------     --------     --------     --------     --------    --------

BALANCE AS OF SEPTEMBER 30,
2008 (UNAUDITED)               $  7,518    $107,020    $(34,523)    $ (7,408)    $     45     $ 72,652     $    247    $ 72,899
                               ========    ========    ========     ========     ========     ========     ========    ========

                                          ADDITIONAL                              OTHER
                                 SHARE     PAID-IN     ACCUMULATED  TREASURY     CAPITAL
                                CAPITAL    CAPITAL      DEFICIT      SHARES      RESERVES      TOTAL
                               --------    --------    --------     --------     --------     --------

BALANCE AS OF JULY 1,
2009 (UNAUDITED)               $  7,518    $107,460    $(48,214)    $ (7,408)    $    415     $ 59,771

Total comprehensive loss              -           -      (8,263)           -         (411)      (8,674)

Share-based payment                   -          32           -            -            -           32
                               --------    --------    --------     --------     --------     --------

BALANCE AS OF SEPTEMBER 30,
2009 (UNAUDITED)               $  7,518    $107,492    $(56,477)    $ (7,408)    $      4     $ 51,129
                               ========    ========    ========     ========     ========     ========

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 7

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
--------------------------------------------------------------------------------

                                           ADDITIONAL                             OTHER
                                SHARE       PAID-IN   ACCUMULATED   TREASURY     CAPITAL                   MINORITY     TOTAL
                               CAPITAL      CAPITAL     DEFICIT      SHARES      RESERVES      TOTAL       INTEREST     EQUITY
                               --------    --------    --------     --------     --------     --------     --------    --------
                                                                    DOLLARS IN THOUSANDS
                               ------------------------------------------------------------------------------------------------

BALANCE AS OF JULY 1,
 2008 (UNAUDITED)              $  7,518    $106,968    $(28,773)    $ (7,408)    $   (749)    $ 77,556     $    247    $ 77,803

Total comprehensive income
  (loss)                              -           -      (5,750)           -          794       (4,956)           -      (4,956)

Share-based payment                   -          52           -            -            -           52            -          52
                               --------    --------    --------     --------     --------     --------     --------    --------

BALANCE AS OF SEPTEMBER 30,
2008 (UNAUDITED)               $  7,518    $107,020    $(34,523)    $ (7,408)    $     45     $ 72,652     $    247    $ 72,899
                               ========    ========    ========     ========     ========     ========     ========    ========

                                         ADDITIONAL                             OTHER
                               SHARE      PAID-IN   ACCUMULATED    TREASURY     CAPITAL                   MINORITY     TOTAL
                              CAPITAL     CAPITAL     DEFICIT       SHARES      RESERVES      TOTAL       INTEREST     EQUITY
                              --------    --------    --------     --------     --------     --------     --------    --------
                                                                   DOLLARS IN THOUSANDS
                              ------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1,
2008 (AUDITED)                $  7,518    $106,864    $(17,962)    $ (7,408)    $    368     $ 89,380            -    $ 89,380

Total comprehensive loss             -           -     (17,777)           -         (345)     (18,122)           -     (18,122)

Share-based payment                  -         240           -            -            -          240          247         487
Dividends paid                       -           -      (8,000)           -            -       (8,000)           -      (8,000)
                              --------    --------    --------     --------     --------     --------     --------    --------

BALANCE AS OF DECEMBER 31,
2008 (AUDITED)                $  7,518    $107,104    $(43,739)    $ (7,408)    $     23     $ 63,498     $    247    $ 63,745
                              ========    ========    ========     ========     ========     ========     ========    ========

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 8

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                           NINE MONTHS ENDED     THREE MONTHS ENDED
                                                             SEPTEMBER 30,          SEPTEMBER 30,        YEAR ENDED
                                                         -------------------     -------------------    DECEMBER 31,
                                                          2009        2008        2009        2008         2008
                                                         -------     -------     -------     -------     -------
                                                                          UNAUDITED                      AUDITED
                                                         -------------------------------------------     -------
                                                                          DOLLARS IN THOUSANDS
                                                         -------------------------------------------------------

OPERATING ACTIVITIES:

  Loss                                                   (12,738)     (8,561)     (8,263)     (5,750)    (17,579)
                                                         -------     -------     -------     -------     -------

 Adjustments to reconcile loss to net cash provided
   by (used in) operating activities:

   Adjustments to the profit or loss items:

     Depreciation of property, plant and equipment
       and intangible assets                               6,744       6,475       2,263       2,139       8,925
     Impairment of property, plant and equipment               -           -           -           -       2,135
     Inventories write-off                                 2,224       2,473       1,364       1,830       4,523
     Impairment of marketable securities                       -         313           -         313         553
     Share-based payment expense                             141         403          32          52         487
     Loss (gain) from sale of property, plant and
       equipment                                             (17)        (21)          -          (2)        188
     Gain from sale of marketable securities                   -         (22)          -           -         (22)
     Deferred taxes, net                                  (4,298)     (3,256)     (2,830)     (1,239)     (5,558)
     Change in employee benefit liabilities, net            (626)        135          (7)        191         420
     Loss from an early repayment of a subordinated
       note                                                1,285           -       1,285           -           -
     Interest and amortization of marketable
       securities                                              -        (263)          -           -        (263)
     Accrual of interest on deposits                           -         (75)          -           -         (75)
     Taxes on income                                       1,059           -         421           -           -
     Financing expenses                                      797       3,767         490       3,444       1,638
                                                         -------     -------     -------     -------     -------

                                                           7,309       9,929       3,018       6,728      12,951
                                                         -------     -------     -------     -------     -------

     Changes in asset and liability items:

     Decrease in trade receivables                         7,188       3,002       7,865       9,893       5,587
     Decrease (increase) in other accounts receivable
         and prepared expenses                             1,316         500        (183)       (179)        488
     Decrease (increase) in inventories                    9,855         315          42      (1,494)     (3,051)
     Increase (decrease) in trade payables                (6,552)     (3,355)      1,740      (1,545)     (4,553)
     Decrease in other current liabilities                (2,686)     (2,415)       (526)     (3,323)        (96)
                                                         -------     -------     -------     -------     -------

                                                           9,121      (1,953)      8,938       3,352      (1,625)
                                                         -------     -------     -------     -------     -------

 Cash paid and received during the period for:

 Interest paid                                              (679)       (994)       (434)       (632)     (1,528)
 Interest received                                           296         184         264          59          63
 Taxes paid                                               (1,059)          -        (421)          -           -
                                                         -------     -------     -------     -------     -------

                                                          (1,442)       (810)       (591)       (573)     (1,465)
                                                         -------     -------     -------     -------     -------

Net cash from (used in) operating activities               2,250      (1,395)      3,102       3,757      (7,718)
                                                         -------     -------     -------     -------     -------

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 9

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                          NINE MONTHS ENDED    THREE MONTHS ENDED
                                                            SEPTEMBER 30,         SEPTEMBER 30,     YEAR ENDED
                                                        -------------------   -------------------   DECEMBER 31,
                                                          2009       2008       2009       2008       2008
                                                        --------   --------   --------   --------   --------
                                                                        UNAUDITED                   AUDITED
                                                        -----------------------------------------   --------
                                                                        DOLLARS IN THOUSANDS
                                                        ----------------------------------------------------

 INVESTING ACTIVITIES:

 Purchase of property, plant and equipment                  (465)    (2,877)      (160)      (840)    (3,151)
 Purchase of intangible assets                               (56)      (186)       (16)       (39)      (223)
 Acquisition of business (a)                                 (71)      (300)       (71)      (300)      (300)
 Proceeds from sale of property, plant and equipment          18         35          -         14         35
 Proceeds from an early repayment of a subordinated
    note                                                   1,715          -      1,715          -          -
 Proceeds from sale of marketable securities, net              -      5,914          -          -      5,914
 Proceeds from maturity of short - term investments            -      6,638          -       (500)     7,138
                                                        --------   --------   --------   --------   --------

 Net cash from (used for) investing activities             1,141      9,224      1,468     (1,665)     9,413
                                                        --------   --------   --------   --------   --------

 FINANCING ACTIVITIES:

 Short-term credit from banks, net                         3,482      4,200        956      1,358      9,323
 Repayment of long-term loans                             (3,113)    (8,799)    (1,037)    (1,039)    (9,836)
 Proceeds from long-term loans                                 -      6,000          -          -      6,000
 Dividends paid to shareholders                                -     (8,000)         -          -     (8,000)
                                                        --------   --------   --------   --------   --------

  Net cash from (used in) financing activities               369     (6,599)       (81)       319     (2,513)
                                                        --------   --------   --------   --------   --------

  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         3,760      1,230      4,489      2,411       (818)
  CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
  PERIOD                                                   1,566      2,384        837      1,203      2,384
                                                        --------   --------   --------   --------   --------

  CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD       5,326      3,614      5,326      3,614      1,566
                                                        ========   ========   ========   ========   ========

    (a)  ACQUISITION OF BUSINESS:

         Assets and liabilities of business as of
         acquisition date:

         Order backlog                                         -        264          -        264        264
         Customer relationships                                -      1,029          -      1,029      1,029
         Goodwill                                              -        344          -        344        344
         Deferred tax liability                                -       (323)         -       (323)      (323)
                                                        --------   --------   --------   --------   --------
         Total                                                 -      1,314          -      1,314      1,314
         Contingent consideration                                    (1,014)               (1,014)    (1,014)
                                                        --------   --------   --------   --------   --------

                                                               -        300          -        300        300
                                                        ========   ========   ========   ========   ========

    (b)  SUPPLEMENT DISCLOSURE OF NON-CASH INVESTING
         ACTIVITIES:

         Contingent consideration relating to
         acquisition of business activity (see (a)
         above)                                                -      1,014          -      1,014      1,014
                                                        ========   ========   ========   ========   ========

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 10

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: - GENERAL

     a.   These financial statements have been prepared in a condensed format as of September 30, 2009 and for the nine-month and three-month periods then ended ("Interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2008 and for the year then ended and accompanying notes ("annual financial statements").

     b.   The Company has a $12,738 thousand loss during the nine months ended
          September 30, 2009. The Company's working capital amounts to $4 million as of September 30, 2009. There has been an $3,482 thousand increase in short-term credit from banks compared to a $3,760 thousand increase in cash and cash equivalent since December 31, 2008.

          Due to the crisis in the global economy, the decrease in demands and a continuation of accumulation of significant losses, the Company is required for additional financing sources. The Company's management plans regarding setting additional flow sources required for the financing of working capital for the next year, and for financing its strategic plan are: capital raising from shareholders through rights offering and/or private placement. The Company served a rights offering prospectus draft on August 21, 2009 and it is in a process of approval of the prospectus and the capital raising. In addition, On
          January 6, 2010, the Company signed a memorandum of understanding with the banks regarding the credit lines as stated in note 7d. In addition, the Company examines non-bank financing options such as beginning working with factoring companies that allow early payment preceding from customers. There is no certainty to the Company's succeeding in finding the stated financing resources.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

     a.   Basis of preparation of the interim consolidated financial statements:

          The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 "Interim Financial Reporting", as well as in accordance with the disclosure requirements of Chapter D of the Securities Regulations
          (Periodic and Immediate Reports), 1970.

          The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

          IAS 1 (REVISED) - PRESENTATION OF FINANCIAL STATEMENTS:

          IAS 1 (Revised) introduces an additional statement, "statement of comprehensive income". The statement may be presented as a separate statement which includes net income and all items carried in the reported period directly to equity that do not result from transactions with the shareholders in their capacity as shareholders
          (other comprehensive income) such as adjustments arising from translating the financial statements of foreign operations, fair value adjustments of available-for-sale financial assets, changes in revaluation reserve of fixed assets and etc. and the tax effect of these items carried directly to equity, with allocation between the
          Company and the minority interests. Alternatively, the items of other comprehensive income may be displayed along with the items of the statement of income in a single statement entitled "statement of comprehensive income" which replaces the statement of income, while properly allocated between the Company and the minority interests.
          Items carried to equity resulting from transactions with the shareholders in their capacity as shareholders (such as capital issues, dividend distribution etc.) will be disclosed in the statement of changes in equity as will the summary line carried forward from the statement of comprehensive income, with allocation between the Company and the minority interests.

                                     F - 11

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     a.   Basis of preparation of the interim consolidated financial statements:
          (Cont.)

          IAS 1 (REVISED) - PRESENTATION OF FINANCIAL STATEMENTS: (Cont.)

          IAS 1 (Revised) also requires entities to present a balance sheet as of the beginning of the comparative period when the entity has applied an accounting policy retrospectively, makes a retrospective restatement or reclassifies items in the annual financial statements.

          The revision was adopted on January 1, 2009 with a retrospective restatement of comparative figures.

          IFRS 2 (REVISED) - SHARE-BASED PAYMENT:

          Pursuant to an amendment to IFRS 2, the definition of vesting terms will only include service conditions and performance conditions and the cancellation of a grant that includes non-vesting conditions by the Company or the counterparty, will be accounted for by way of acceleration of vesting and not by forfeiture.

          Conditions that are other than service and performance conditions will be viewed as non-vesting conditions and must therefore be taken into account when estimating the fair value of the instrument granted.

          This amendment was adopted on January 1, 2009. The initial adoption of the Standard did not have any material effect on the interim consolidated financial statements.

     b.   Standards issued but not yet effective:

          IAS 1 - PRESENTATION OF FINANCIAL STATEMENTS:

          The amended IAS 1 ("the amendment") deals with current or non-current classification of the liability component of a convertible instrument.
          Pursuant to the amendment, terms of a liability that can, at the option of the counterparty, be settled by the issue of the entity's equity instruments do not affect its classification as current or non-current. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010.
          Earlier application is permitted.

          The Company believes that the effect of the amendment on its financial position, operating results and cash flows is not expected be material.

          IAS 36 - IMPAIRMENT OF ASSETS:

          The amended IAS 36 ("the amendment") defines the required accounting unit to which goodwill will be allocated for impairment testing of goodwill. Pursuant to the amendment, the largest unit permitted for impairment testing of goodwill acquired in a business combination is an operating segment as defined in IFRS 8, "Operating Segments" before the aggregation for reporting purposes. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

          The Company believes that the effect of the amendment on its financial position, operating results and cash flows is not expected be material.

                                     F - 12

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3: - SEASONALITY

          In the intimate apparel and active wear products, the Company does not identify seasonality. In the swimwear products most of the Company's sales are made between December and May. The operating results shall be viewed considering this seasonality.

NOTE 4: - MATERIAL EVENTS IN THE REPORTED PERIOD

     a.   STRUCTURAL CHANGES

          In order to streamline our management, operations and our arrangements with customers and suppliers, during January 2009 the Company transferred all of its Cut & Sew active wear and intimate apparel activity to its subsidiary, Hi-Tex, while maintaining the swimwear activity in Macro. For this purpose, Tefron transferred most of its assets to Hi-Tex against an allocation of additional shares in Hi-Tex and in an exempt transaction, pursuant to Section 104 of the Income
          Tax Ordinance.

     b.   REVERSE SPLIT OF ORDINARY SHARES

          On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that each 10 ordinary shares of
          NIS 1 par value would be converted into one ordinary share of NIS 10 par value. The effective date for this reverse split was January 22,
          2009 at trading start on the Tel Aviv Stock Exchange. Earnings (loss)
          per share have been retrospectively adjusted in the Company's financial statements - see also Note 19a. Furthermore, the General
          Meeting of shareholders approved an increase in the Company's authorized share capital, from 49,995,500 shares of NIS 1 par value each to 69,995,500 shares of NIS 1 par value each, at values prior to the reverse split of share capital, or from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each in values subsequent to the reverse-split of share capital. The Company's
          Articles of Incorporation and Bylaws were amended accordingly.

     c.   EFFICIENCY PLAN

          During February 2009, the Company decided upon the implementation of a comprehensive efficiency plan. Included in this, the Company decided upon the streamlining of its production array via the concentration of a number of production sites operating in Jordan into fewer and larger production sites, the improvement of the measure of exploitation of sewing ability and a reduction in the cost of sewing, changes in the development processes (in order to meet the production dictates already at the development stage), the assimilation of an advanced quality assurance system with exact feedback on the production process, a reduction in the time gaps between the various production stages toward shortening the supply time to the customer, reducing the levels of depreciation and reducing manpower at the Company by some
          15%.

     d.   NEGOTIATIONS TO ESTABLISH A JOINT VENTURE IN EGYPT

          The Company is currently in negotiations with third parties to establish a joint venture in Egypt to manufacture products designated for its customers. The joint venture would be established through an
          Egyptian company, in which the Company would hold a 50% interest and the remaining interests would be held by three other partners. There is no guarantee that the joint venture will be established or that the negotiations will lead to a binding agreement for the establishment of the joint venture.

                                     F - 13

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4: - MATERIAL EVENTS IN THE REPORTED PERIOD (CONT.)

     e.   CHANGE IN THE EMPLOYMENT CONDITIONS OF A SENIOR EMPLOYEE IN A
          SUBSIDIARY

          On May 28, 2009, the Company's Board of Directors approved a change in the employment agreement with a senior employee in a subsidiary.
          Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27,
          2007, were forfeited. In addition, the employee's salary conditions were updated.

          On July 7, 2009 this senior employee notified ceasing his connection with the Company. The Company assigned a substitute for his position since July 8, 2009.

     f.   MEETING FINANCIAL COVENANTS

          As of June 30, 2009, March 31, 2009 and December 31, 2008, the Company
          has not met one of the financial covenants determined in the long-term loan agreements with the banks. As such, the Company has classified these loans and presented them as of June 30, 2009, March 31, 2009 and
          December 31, 2008 as part of the current liabilities in accordance with the instructions of IAS 1. On March and August 2009, waivers were received from all the banks, and in accordance with them, it was approved that the Company's failure to meet the aforementioned financial covenants does not constitute and shall not constitute a pretext for making the credit provided to the Company available for immediate repayment. In addition, the Company committed to the banks that (1) the Company's equity will not be lower than 45 million
          Dollars until and include December 31,2009, and that (2) the Company will not pay dividends to its shareholders until and including the end of year 2011.

     g.   SALE OF A SUBORDINATED NOTE

          On September 24, 2009 the company signed, with AlbaHealth company
          ("Alba"), on an agreement to an early repayment of a subordinated note, which was issued as a part of the realization of the Company's share in Alba. According to the agreement Alba paid Tefron $1,715 thousand and settled all the interest payments that were lagged. Due to the aforesaid early repayment, the Company booked a $1,285 thousand capital loss.

     h.   RIGHTS OFFERING PROSPECTUS AND/OR PRIVATE PLACEMENT

          On August 21, 2009 the Company served a rights offering prospectus draft to the SEC and a rights offering prospectus draft and a shelf prospectus to the Israeli Securities Regulations Authority and the
          TASE. Through the prospectus the Company is interested in capital raising from shareholders. As of the reporting date the rights offering structure was not determined yet. The SEC and the Israeli
          Securities Regulations Authority served their comments to the prospectus drafts and during these days the Company is completing the information it was asked to provide. A date for the publishing of the prospectus was not yet determined.

     i.   LEGAL CLAIMS

          Two legal claims were served against the Company by two former employees. The total amount of the claims amounted to $600 thousand.
          The claims were served due to claims regarding the ending of the working relations. At this stage the claims are in preliminary stages.
          The Company estimates that the possibilities to the success of the claims are low.

                                     F - 14

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5: - OPERATING SEGMENTS

     a.   General:

          For management purposes, the Group is organized into business units based on their products and services, and has two operating segments as follows:

          Seamless apparel ("Seamless")     - Design, development, manufacturing
                                              and sale of intimate apparel and
                                              active wear using the "seamless"
                                              method.

          Knitted apparel ("Cut & Sew")     - Design, development, manufacturing
                                              and sale of intimate apparel,
                                              swimwear and active wear using the
                                              "cut & sew" method. Design and
                                              manufacturing are mostly carried
                                              out in Israel, in Jordan and in
                                              Asia-Pacific, and finished goods
                                              are mostly sold in the USA and
                                              Europe.

          The Company's two business segments are carried out in a number of principle geographic areas in the world. In Israel, where the Company and its subsidiaries Hi-Tex and Macro are located, the design, development, manufacturing and sale activities of intimate apparel, active wear and swimwear are carried out. In the subsidiaries Tefron
          USA and Tefron UK marketing and sale activities are carried out.

          Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

          Group financing (including financial expenses and financial income)
          and taxes on income are managed on a group basis and are not allocated to segments.

     b.   Reporting on operating segments:

                                      NINE MONTHS ENDED
                                     SEPTEMBER 30, 2009
                                 ----------------------------
                                 SEAMLESS  CUT & SEW   TOTAL
                                 --------  --------  --------
                                         UNAUDITED
                                 ----------------------------
                                     DOLLARS IN THOUSANDS
                                 ----------------------------

External revenues                  48,749    44,514    93,263
                                 ========  ========  ========

Segment results                    (9,725)   (5,584)  (15,309)
                                 ========  ========  ========

Other expenses                                         (1,285)
                                                     ========

Financial expenses, net                                  (414)
                                                     ========

Tax benefit                                             4,270
                                                     ========

Loss                                                  (12,738)
                                                     ========

Segment assets                     77,913    29,202   107,115
                                 ========  ========  ========

Segment liabilities                36,594    19,392    55,986
                                 ========  ========  ========

Capital expenditure                   377       144       521
                                 ========  ========  ========

Depreciation and amortization       5,092     1,652     6,744
                                 ========  ========  ========

                                     F - 15

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5: - OPERATING SEGMENTS (CONT.)

     b.   OPERATING SEGMENT REPORTING (continued)

                                       NINE MONTHS ENDED
                                       SEPTEMBER 30, 2008
                                 ----------------------------
                                 SEAMLESS  CUT & SEW  TOTAL
                                 --------  --------  --------
                                           UNAUDITED
                                 ----------------------------
                                     DOLLARS IN THOUSANDS
                                 ----------------------------

External revenues                  66,915    70,950   137,865
                                 ========  ========  ========

Segment results                    (8,967)      575    (8,392)
                                 ========  ========  ========

Financial expenses, net                                (2,957)
                                                     ========

Tax benefit                                             2,788
                                                     ========

Loss                                                   (8,561)
                                                     ========

Segment assets                    101,396    38,501   139,897
                                 ========  ========  ========

Segment liabilities                42,501    24,497    66,998
                                 ========  ========  ========

Capital expenditure                 2,152       911     3,063
                                 ========  ========  ========

Depreciation and amortization       4,971     1,504     6,475
                                 ========  ========  ========

                                     THREE MONTHS ENDED
                                     SEPTEMBER 30, 2009
                                 ----------------------------
                                 SEAMLESS  CUT & SEW  TOTAL
                                 --------  --------  --------
                                           UNAUDITED
                                 ----------------------------
                                      DOLLARS IN THOUSANDS
                                 ----------------------------

External revenues                  13,844     7,174    21,018
                                 ========  ========  ========

Segment results                    (4,945)   (4,369)   (9,314)
                                 ========  ========  ========

Other expenses                                         (1,285)
                                                     ========

Financial expenses, net                                  (474)
                                                     ========

Tax benefit                                             2,810
                                                     ========

Loss                                                   (8,263)
                                                     ========

Segment assets                     77,913    29,202   107,117
                                 ========  ========  ========

Segment liabilities                36,594    19,392    55,986
                                 ========  ========  ========

Capital expenditure                   146        30       176
                                 ========  ========  ========

Depreciation and amortization       1,742       521     2,263
                                 ========  ========  ========

                                     F - 16

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5: - OPERATING SEGMENTS (CONT.)

     b.   OPERATING SEGMENT REPORTING (continued)

                                      THREE MONTHS ENDED
                                      SEPTEMBER 30, 2008
                                 ----------------------------
                                 SEAMLESS  CUT & SEW   TOTAL
                                 --------  --------  --------
                                          UNAUDITED
                                 ----------------------------
                                     DOLLARS IN THOUSANDS
                                 ----------------------------

External revenues                  24,572    13,710    38,282
                                 ========  ========  ========

Segment results                    (3,817)   (3,242)   (7,059)
                                 ========  ========  ========

Financial expenses, net                                  (660)
                                                     ========

Tax benefit                                             1,969
                                                     ========

Loss                                                   (5,750)
                                                     ========

Segment assets                    101,396    38,501   139,897
                                 ========  ========  ========

Segment liabilities                42,501    24,497    66,998
                                 ========  ========  ========

Capital expenditure                   649       230       879
                                 ========  ========  ========

Depreciation and amortization       1,689       450     2,139
                                 ========  ========  ========

                                          YEAR ENDED
                                       DECEMBER 31, 2008
                                 ----------------------------
                                 SEAMLESS  CUT & SEW  TOTAL
                                 --------  --------  --------
                                           UNAUDITED
                                 ----------------------------
                                      DOLLARS IN THOUSANDS
                                 ----------------------------

External revenues                  86,265    87,564   173,829
                                 ========  ========  ========

Segment results                   (15,804)   (3,424)  (19,228)
                                 ========  ========  ========

Financial expenses, net                                (3,028)
                                                     ========

Tax benefit                                             4,677
                                                     ========

Loss                                                  (17,579)
                                                     ========

Segment assets                     99,012    32,720   131,732
                                 ========  ========  ========

Segment liabilities                40,721    27,266    67,987
                                 ========  ========  ========

Capital expenditure                 2,497       877     3,374
                                 ========  ========  ========

Depreciation and amortization       6,833     2,092     8,925
                                 ========  ========  ========

                                     F - 17

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6: - CHANGES IN THE TAX RATES APPLICABLE TO THE GROUP

     In furtherance to the matter discussed in Note 17b to the annual financial statements, in July 2009, the Israeli Parliament (the Knesset) passed the
     Economic Efficiency Law (Amended Legislation for Implementing the Economic
     Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011
     - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter
     - 18%.

     The effect of said change on deferred tax balances caused a decrease in the loss in the amount of 888 thousand Dollars, that was attributed to taxes on income for the nine-month and three-month periods ended September, 2009, respectively.

NOTE 7: - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     a.   CEO resignation

          On November 15, 2009, the Company's CEO, Mr. Adi Livneh has notified the Company of his decision to resign from his position as CEO of
          Tefron. The Company's Board of Directors established a search committee for the purpose of examining candidates for the office of
          CEO and it is expected to present its recommendations to the Board of
          Directors in the near future. Mr. Livneh ended his service on December
          31, 2009. The retirement arrangement with Mr. Livneh includes payment regarding early announcement in the amount of $31 thousands and a waive by Mr. Livneh of salary and socials, vacation and other expenses in the amount of $46 thousands.

     b.   OPTIONS GRANTED TO EMPLOYEES

          On November 15, 2009, the Company's Board of Directors approved a grant of 54,000 options (not listed for trading), to purchase 54,000 ordinary shares having a nominal value of 10 NIS each to five senior officeholders in the Company, who are not interested parties in the
          Company and who shall not become interested parties in the Company following the private allocation.

          The allocation of the Options to the Offerees was effected in accordance with the option plan for employees, officeholders and advisers of the Company, which was adopted by the Company's Board in
          September 1997, and amended in January 2003.

          Each Offeree's Options will vest over a three-year period. The vesting period shall begin on the date on which the Offeree's employment at the company commenced (except with regard to one Offeree in respect of whom the vesting period shall begin on the date on which the Options were granted).

          The exercise price for each option shall be the higher of: (a) 19.08
          NIS, which is the closing price of the Company's share on the Tel Aviv
          Securities Exchange Ltd. on the Stock Exchange trading day on which the Company's Board's resolution concerning the Private Allocation was adopted; (b) the average closing price of the Company's shares on the
          Stock Exchange on ten trading days concluding on the day of the
          Board's resolution concerning the Private Allocation.

                                     F - 18

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7: - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (CONT.)

     c.   NOTICE OF TERMINATION OF THE CREDIT LINES' UTILIZATION

          On December 2, 2009, the Company received notices from the bank lenders for terminate the utilization of the Company's credit lines.
          At the meeting that took place the next day between the Company and the representatives of the banks it was agreed that the Company would send to the banks, until the end of 2009, a business plan for the year
          2010 and that the banks permit the Company to continue to operate under credit lines which are currently actually utilized until the business plan is approved by them.

     d.   UNDERSTANDINGS WITH THE BANKS ABOUT THE CREDIT LINES

          On January 6, 2009 and after presenting the business plan to the bank lenders, the Company signed on a memorandum of understanding ("MOU")
          with the banks.

          The following is a summary of the main points in the MOU:

          1. The total credit line that the Banks will provide to the Company,
          Hi-Tex founded by Tefron Ltd. and Macro Clothing Ltd. ("the Group")
          will amount to $ 30.75 million, of which $ 28.95 million is the current outstanding credit line, and the balance of approximately $
          1.8 million represents new credit (the "New Credit") versus December
          3, 2009.

          2. Upon the signing of a definitive agreement as stated under clause 8 below, a re-organization of the current credit lines of the Group shall be performed, as follows:

               2.1 For the purpose of settling part of the current credit lines, the Banks shall provide loans amounting to $ 15 million to the
               Group ("Loan A"), which would be payable by The Group in three equal capital payments of $ 1.25 million, each at the end of the seventh, eighth and ninth years from the date on which Loan A was provided. The Loan A balance of $ 11.25 million shall be payable at the end of the tenth year (the "Last Capital Payment"). The
               Loan A capital shall bear an annual interest, at the rate to be determined between the Group and each one of the Banks. The Loan
               A interest shall be paid in quarterly installments.

               Loan A shall be payable, in whole or in part, under the following circumstances:

                    2.1.1 In the case of future capital raising - Fifty percent of the net value obtained as a result of capital raising
                    (excluding the capital raising as stated under clause 6
                    below), shall be used as Loan pre-payment, on account of the last principal payment.

                    2.1.2 In the event of a sale of assets - The net
                    consideration for a sale of assets shall be used for Loan A pre-payment, on account of the last principal payment.

                    2.1.3 In the event of positive cash flow - If the Group's
                    EBITDA, according to its consolidated annual financial
                    statements, in a given calendar year, after deduction of
                    interest costs, investments and maintenance costs, exceeds the amount of $ 8 million (the " Surplus Cash Flow") - 50%
                    of the Surplus Cash Flow amount shall be used for the Loan A pre-payment, on account of the last principal payment.

               2.2 For the purpose of settling part of the current credit lines, the Banks shall provide additional loans amounting to $ 5 million to the Group ("Loan B"), which would be payable in four equal capital payments of $ 1.25 million, each at the end of the third until the sixth years from the date on which Loan B was provided.

               Loan B shall bear interest as agreed between each of the banks and the Company. The Loan B interest should be payable in
               quarterly installments.

                                     F - 19

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7: - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (CONT.)

     d.   UNDERSTANDINGS WITH THE BANKS ABOUT THE CREDIT LINES (Cont.)

               2.3 For the purpose of settling part of the current credit lines, the Banks shall provide short-term credit lines in an overall amount of $ 8.95 million (the "Credit Lines"). The Group and the
               Banks shall agree on the interest rate to be borne by the credit and on payment dates.

          3. Subject to the Banks' receiving guarantees (in the form that is acceptable to the Banks) by Norfet Limited Partnership of The
          Company's debt to the Banks amounting to $1.8 million (the "Norfet
          Partners' Guarantees")' and subject to the absence of any legal prohibition, the Banks shall provide the new credit to the Company as a short-term credit line.

          The Norfet Partners' Guarantees shall become effective upon the receipt of the new credit by the Company. It is further agreed that the Norfet Partners' Guarantees shall become void immediately following the execution of a rights offering of shares or private investment in its shares, in which Norfet Limited Partnership or whoever shall participate on its behalf, thus that in such rights offering or private placement as stated above, an amount of no less than $ 4 million will be invested in the Company's equity.

          4. Covenants and additional commitments:

          The Banks will waive for the Company's inability to meet its financial covenants for the year 2009. In the year 2010, the following covenants shall apply to the Company:

               o    The Company's EBITDA for the year 2010 shall be positive,
                    according to its consolidated financial statements.

               o    The Company's equity, according to its consolidated
                    financial statements for the year 2010, shall be no less
                    than $ 35 million.

               o    The Company has undertaken not to distribute dividends and not to pay management fees and/ or any other payment of any type whatsoever, to the shareholders, as long as Loan A and
                    Loan B have not been repaid in full.

               o    The Company has undertaken that the amount of cash,
                    inventory and receivables (according to its consolidated
                    financial statements) shall be no less, at all times, than $
                    33 million. In addition receivables shall be no less than $9 million.

          The Company and the Banks shall agree on the covenants for the years
          2011 and on no later than on November 30, 2010. Should the parties not reach such an agreement, then the existing conditions shall apply to the Company.

          5. The Company and the Banks shall negotiate an equity-kicker to the
          Banks.

          6. The Company shall execute a rights offering and/ or private placement by the end of the first quarter of the year 2010, in which an amount of no less than $ 4 million shall be invested in its equity.

          7. The Company shall endeavor to reach an agreement with the owners of the property where the plant is located at Misgav, in order to reduce the rental fee and vacate the headquarters building.

          8. The Company and the Banks shall enter the accelerated procedure of converting the MOU into a definitive binding agreement to be signed no later than March 31, 2010.

                                     F - 20

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7: - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (CONT.)

     e.   COMMITMENT FROM NORFET REGARDING PARTICIPATION IN RIGHTS OFFERING OF
          SHARES OR PRIVATE INVESTMENT IN ITS SHARES

          On January 6, 2009 Norfet committed to the banks that it will participate in the Company's rights offering of shares or private investment in its shares, in which an amount of no less than $ 4 million shall be invested in its equity thus subject to receiving all the regulatory approvals and the approval of the general meeting of shareholders.

     f.   NEGOTIATION ABOUT REDUCING THE RENTAL FEE OF THE PLANT AT MISGAV

          the Company is in a negotiation to reduce the rental fee of the plant in Misgav and vacate one of the buildings in its use. On January 11,
          2010 the Company received a letter from Reit 1's representative, in which Riet 1 claims that the Company did not transfer the rental fee for December 2009 and the first quarter of 2010, in the amount of $877 thousands. Reit 1 also claims that there is a debt for linkage differences in the amount of NIS 570 thousands. Reit 1 stated in its letter that if the said debt is not settled within five days from the letter date, Reit 1 will make procedures to protect its rights. The
          Company has attainments for the claims stated in Reit 1's letter, including the amount of the claimed debt. The Company and Reit 1 decided to continue the discussion in the said above subjects.

     g.   PRIVATE PLACEMENT TO NORFET

          Due to Tefron's need to raise capital, the board of directors has decided to raise capital by means of a transaction that combines both a rights offering to all of the shareholders and a private placement to Norfet, as follows:

          1.   Tefron intend to complete the rights offering to its shareholders by the end of March 31, 2010.

          2.   Norfet will not exercise nor sell its rights in the Rights
               Offering. Accordingly, the maximum capital that may be raised in the rights offering will be approximately $4.689 million.

          3.   The Company will convene a shareholders meeting, on February 23,
               2010, to approve the private placement of ordinary shares to
               Norfet pursuant to which, subject to our conducting the Rights
               Offering, the private placement will be conducted at a price identical to the price per share offered in the Rights Offering and the aggregate amount to be raised will be the greater of (a)
               the difference between $4 million and the amount previously raised in the rights offering, but only to the extent that
               Norfet's holdings in Tefron immediately following the private placement does not exceed 45% of Tefron's voting rights (the 45%
               limitation was agreed upon between the Company and the Israeli
               Securities Authority), and (2) such amount as would enable Norfet to retain its aggregate 21.85% holdings in Tefron immediately following the private placement, subject to all of the terms described below.

          4.   The maximum funds to be raised by both Rights Offering and private placement are $ 6 million.

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